SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                                    August 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Announces First Half 2005 Results dated August 1, 2005.






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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces First Half 2005 Results

Monday August 1, 9:00 am ET

NETANYA, Israel, August 1 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) today reported its financial results for the first half ending June 30, 2005. The company reported earnings of $6.65 million, compared to earnings of $6.92 million in the period ending June 30, 2004. Gross profit decreased to $1.23 million from $1.68 million. The SG&A costs have increased to $1.53 million, from $1.38 in the first half of 2004. As a result the company reported a net loss of $586,000. This compares to a profit of $163,000 in the first half of 2004.

Commenting on the results, RADA's CEO, Mr. Adar Azancot stated, "We believe in the products we are developing and in our ability to sell them in the future. We are experiencing an increase in volume and scale of proposals for programs that we are competing for, and we anticipate some positive outcomes before the end of 2005. However, being a provider of components to development programs of new platforms and upgrades of existing platforms, RADA is sensitive to circumstances which determine the timing of the sale of our products."

About RADA

RADA Electronic Industries Ltd. is an Israeli-based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armoured vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact: Elan Sigal- C.F.O
             RADA Electronic Industries Ltd.
             Tel: +972-9-8921111




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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share data

                                                    June 30,    December 31,
                                                      2005          2004
       ASSETS                                      (unaudited)

    CURRENT ASSETS                                     $ 9,745       $ 8,524

    LONG-TERM RECEIVABLES AND DEPOSITS                   3,904         3,722

    PROPERTY, PLANT AND EQUIPMENT, NET                   4,237         4,283

    OTHER ASSETS, NET                                    2,545         1,768

    Total assets                                      $ 20,431     $ 18,297

       LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES                                $ 5,803       $ 6,259

    LONG-TERM LIABILITIES                                4,806         4,409

    MINORITY INTERESTS                                     386           397

    SHAREHOLDERS' EQUITY:
       Share capital
          Ordinary shares of NIS 0.005 par value -
          Authorized: 47,500,000 and 45,000,000 shares at
          June 30, 2005 and December 31, 2004,
          respectively; Issued and outstanding: 22,356,032
          and 20,448,364 shares at June 30, 2005 and
          December 31, 2004, respectively                  112           110
       Additional paid-in capital                       64,541        61,851
       Warrants                                          2,321         2,223
       Accumulated deficit                            (57,538)      (56,952)
    Total shareholders' equity                           9,436         7,232

    Total liabilities and shareholders' equity        $ 20,431     $ 18,297




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    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands, except per share data

                                                                      Year
                           Six months ended    Three months ended    ended
                                                                    December
                               June 30,             June 30,           31,
                            2005       2004     2005        2004      2004
    Revenues:
                                        $
      Products             $ 5,426    5,210   $ 3,178      $ 4,419  $ 11,123
      Services               1,222     1,708        628        814     3,037

                             6,648     6,918      3,806      5,233    14,160
    Cost of revenues:
      Products               4,817     4,360      2,590      3,285     9,111
      Services                 596       873        290        587     1,176

                             5,413     5,233      2,880      3,872    10,287

    Gross profit             1,235     1,685        926      1,361     3,873

    Operating expenses:
      Marketing and selling    538       410        360        130       738
      General and
      administrative           997       968        469        444     2,116

    Total operating
    expenses:                1,535     1,378        829        574     2,854

    Operating income
    (loss)                   (300)       307         97        787     1,019
    Financial expense, net   (297)     (172)      (178)       (77)     (248)
    Other income, net            -        10          -          5        23

                             (597)       145       (81)        715       794
    Minority interests in
    losses of subsidiary        11        18          3          8        28

    Net income (loss)      $ (586)     $ 163     $ (78)      $ 723     $ 822

    Income (loss) per
    share:

      Basic income (loss)
      per share           $ (0.03)    $ 0.01  $ (0.004)     $ 0.04    $ 0.04

      Diluted income (loss)
      per share           $ (0.03)    $ 0.01  $ (0.004)     $ 0.03    $ 0.03





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                    (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: August 2, 2005